UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2019

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: March 22, 2019	By:	/s/ Julian Lin
	Name:	Julian Lin
	Title:	President

NAM TAI PROPERTY INC.

PFIC Annual Information Statement Provided Pursuant to Treasury Regulations §1.1295-1(g)(1)

You have an investment in Nam Tai Property Inc., a British Virgin Islands limited company (the “Company”). The Company expects that it was a passive foreign investment company (“PFIC”) for United States (“U.S.”) federal income tax purposes for the taxable year ended December 31, 2018. As a result of the PFIC reporting requirements affecting taxable years ending on or after December 31, 2013, the following information is relevant to U.S. shareholders of the Company, regardless of whether an election has been made to treat this PFIC as a Qualified Electing Fund (“QEF”). The information below is intended to assist in the completion of Internal Revenue Service Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund. Please consult your tax advisor regarding a QEF election and the information contained in this statement.

(1)	Name and Registered Address of PFIC:

Nam Tai Property Inc.
c/o McNamara Chambers
P.O. Box 3342
Road Town, Tortola
British Virgin Islands

(2)	Taxable Year: January 1, 2018 - December 31, 2018

(3)	Description of each class of shares: Common

(4)	The per day, per share ordinary earnings of the Company’s shares are $0.00275993. If a QEF election has been made, then your pro rata share of such earnings may be determined as follows:

(a)	If you owned the same number of Company shares from January 1, 2018 through December 31, 2018, multiply the number of such shares by $0.00275993, and then multiply that product by 365.

(b)

If you did not own Company shares for the entire period beginning on January 1, 2018 and ending on December 31, 2018, multiply the number of shares that you owned by $0.00275993, and then multiply that product by the number of days during 2018 that you held such shares.

(c)	If you owned different numbers of Company shares at different times during 2018, perform the calculation specified in subpart (b), above, for each lot of shares owned.

(5)	The per day, per share net capital gain of the Company is $0.

(6)

The amount of cash dividends distributed to you during the taxable year specified in part (2), above, may be computed by reference to the following table, which shows the cash dividends per Company share paid to the Company’s shareholders during the above-specified taxable year. Each per share dividend payment should be multiplied by the amount of shares that you held on the record date in order to determine the cash dividend distributed to you on that date. All such cash dividends received by you on the record dates should then be added together to determine the total amount of cash dividends distributed to you during the taxable year specified in part (2), above.

Record Date	Per Share Dividend
January 19, 2018	$0.07
April 20, 2018	$0.07
July 20, 2018	$0.07
October 19, 2018	$0.07

(7)	The Company did not distribute any other property to you during the taxable year specified in part (2), above.

(8)

The Company will permit you to inspect and copy their permanent books of account, records, and such other documents as may be maintained by it that are necessary to establish that PFIC ordinary earnings and net capital gain, as provided in §1293(e) of the Internal Revenue Code of 1986, as amended (the “Code”), are computed in accordance with U.S. federal income tax principles, and to verify these amounts and your pro rata shares thereof.

(9)	If a QEF election has not been made, then the amount of any excess distribution or gain treated as an excess distribution under Code §1291 is $0.

(10)

The Company expects that it will be a PFIC for U.S. federal income tax purposes for the taxable years ending December 31, 2019 and December 31, 2020, and further expects to issue annual information statements to you in connection with that classification.

NAM TAI PROPERTY INC.

By: /s/ Yu Zhang

Name:   Yu Zhang

Title:   CFO